Exhibit 4.1

Share Certificate of Yoshitsu Co., Ltd

No. C001

Share Certificate for Ten Shares

Company Name:	Yoshitsu Co., Ltd

Restriction on Transfer of Shares:	The acquisition of our shares by transfer shall be subject to the approval of our general meeting of shareholders.

In accordance with our Articles of Incorporation, this share certificate certifies that the holder of this certificate is a shareholder of the above number of shares.

Yoshitsu Co., Ltd

Representative Director: Mei Kanayama